UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             FORM N-18F-1

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           NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940
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                        NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that the election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                               SIGNATURE


     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the Los Angeles and the State of California on the 22nd day of June 2006.


                                          Metropolitan West Funds
                                           (Name of Registrant)


                          By:    /s/Scott B. Dubchansky
                          Name:  Scott B. Dubchansky
                          Title: President and Principal Executive Officer


Attest: /s/Joe Hattesohl
Name:  Joe Hattesohl
Title: Treasurer